Exhibit 2

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 29, 2011

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2011.

As permitted by SEC guidance, management has excluded the Media segment from this evaluation of the system of internal control over financial reporting. Shaw completed the purchase of 100% of the Media segment on October 27, 2010. Additional information regarding this acquisition is included in Note 2 to the consolidated financial statements. The Media segment had assets and revenues representing approximately 23% and 19%, respectively, of the related consolidated financial statement amounts as of and for the year ended August 31, 2011. Further information on the Media segment is included in Note 16 to the consolidated financial statements. The Media segment will be included in management’s evaluation of internal controls over financial reporting for the fiscal year ended August 31, 2012.

[Signed]	[Signed]

Brad Shaw	Steve Wilson
Chief Executive Officer	Senior Vice President and
Chief Financial Officer

Shaw Communications Inc.

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Shaw Communications Inc.

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the Consolidated Balance Sheets as at August 31, 2011 and 2010 and the Consolidated Statements of Income and Retained Earnings, Comprehensive Income and Accumulated Other Comprehensive Income (Loss), and Cash Flows for each of the years in the three-year period ended August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Consolidated Financial Statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2011 and 2010, and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2011 in accordance with Canadian generally accepted accounting principles.

Other Matter

As explained in Note 1 to the Consolidated Financial Statements in 2011 the Company adopted the requirements of the Canadian Institute of Chartered Accountants Handbook Section 1582 “Business Combinations”, section 1601 “Consolidated financial statements”, section 1602 “Non-controlling interests” and in 2010 adopted Section 3064 “Goodwill and Intangible Assets”.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communications Inc.'s internal control over financial reporting as of August 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2011 expressed an unqualified opinion on Shaw Communications Inc.'s internal control over financial reporting.

November 29, 2011
Calgary, Canada
Chartered Accountants

Shaw Communications Inc.

Independent Auditors’ Report on Internal Controls

Under Standards of the Public Company Accounting Oversight Board (United States)

To the Shareholders of

Shaw Communications Inc.

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Shaw Communications Inc.’s Management Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Shaw Media, which is included in the August 31, 2011 consolidated financial statements of Shaw Communications Inc. and constituted $2,830,944,000 of total assets as of August 31, 2011 and $890,913,000 of revenues for the year then ended. Our audit of internal control over financial reporting of Shaw Communications Inc. also did not include an evaluation of the internal control over financial reporting of Shaw Media.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2011, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Balance Sheets of Shaw Communications Inc. as at August 31, 2011 and 2010 and the Consolidated Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity and Cash Flows for each of the years in the three-year period ended August 31, 2011, and our report dated November 29, 2011 expressed an unqualified opinion thereon.

November 29, 2011
Calgary, Canada
Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED BALANCE SHEETS

As at August 31 [thousands of Canadian dollars]	2011 $	2010 $

ASSETS
Current
Cash and cash equivalents	443,427	216,735
Accounts receivable [note 3]	442,817	196,415
Inventories [note 4]	96,945	53,815
Other current assets [note 5]	236,771	33,844
Derivative instruments [note 21]	1,560	66,718
Assets held for sale [note 2]	15,000	–
Future income taxes [note 15]	25,798	27,996

	1,262,318	595,523
Investments and other assets [note 6]	13,314	743,273
Property, plant and equipment [note 7]	3,200,200	3,004,649
Assets held for sale [note 2]	1,000	–
Other long-term assets [note 8]	257,768	232,843
Future income taxes [note 15]	21,810	–
Intangibles [note 9]
Broadcast rights and licenses	6,467,369	5,061,153
Program rights	67,064	–
Spectrum licenses	190,912	190,912
Goodwill	814,808	169,143
Other intangibles	229,314	156,469

	12,525,877	10,153,965

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 14 and 18]	794,984	623,070
Income taxes payable	12,357	170,581
Unearned revenue	154,567	145,491
Current portion of long-term debt [notes 10 and 21]	594	557
Current portion of derivative instruments [note 21]	7,508	79,740
Other liability [note 21]	161,271	–

	1,131,281	1,019,439
Long-term debt [notes 10 and 21]	5,255,960	3,981,671
Other long-term liabilities [note 19]	351,122	291,500
Derivative instruments [note 21]	–	6,482
Deferred credits [note 11]	630,341	632,482
Future income taxes [note 15]	1,699,325	1,451,859

	9,068,029	7,383,433

Commitments and contingencies [notes 10, 17 and 18]
Shareholders’ equity
Share capital [note 12]
Class A Shares	2,468	2,468
Class B Non-Voting Shares	2,337,796	2,248,030
Series A Preferred Shares	293,195	–
Contributed surplus [note 12]	65,498	53,330
Retained earnings	516,462	457,728
Accumulated other comprehensive income [note 13]	1,467	8,976
Non-controlling interests [note 2]	240,962	–

	3,457,848	2,770,532

	12,525,877	10,153,965

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

Years ended August 31 [thousands of Canadian dollars except per share amounts]	2011 $	2010 $	2009 $
Revenue [note 16]	4,740,903	3,717,580	3,390,913
Operating, general and administrative expenses	2,710,075	1,957,433	1,850,304

Operating income before amortization [note 16]	2,030,828	1,760,147	1,540,609
Amortization –
Deferred IRU revenue [note 11]	12,546	12,546	12,547
Deferred equipment revenue [note 11]	106,628	120,639	132,974
Deferred equipment costs [note 8]	(204,712)	(228,714)	(247,110)
Deferred charges [note 8]	(1,025)	(1,025)	(1,025)
Property, plant and equipment [note 7]	(604,214)	(526,432)	(449,808)
Other intangibles [note 9]	(45,210)	(33,285)	(30,774)

Operating income	1,294,841	1,103,876	957,413
Amortization of financing costs – long-term debt [note 10]	(4,302)	(3,972)	(3,984)
Interest [notes 10 and 16]	(331,584)	(248,011)	(237,047)

	958,955	851,893	716,382
Gain on redemption of debt [note 10]	32,752	–	–
Debt retirement costs [note 10]	–	(81,585)	(8,255)
CRTC benefit obligation [note 2]	(139,098)	–	–
Business acquisition, integration and restructuring expenses [notes 2 and 14]	(90,648)	–	–
Loss on derivative instruments [note 21]	(22,022)	(45,164)	–
Accretion of long-term liabilities	(14,975)	(2,142)	–
Foreign exchange gain on unhedged long-term debt	16,695	–	–
Other gains [note 1]	11,022	5,513	19,644

Income before income taxes	752,681	728,515	727,771
Income tax expense [note 15]	204,829	183,489	191,197

Income before the following	547,852	545,026	536,574
Equity income (loss) on investees [note 6]	14,200	(11,250)	(99)

Net income from continuing operations	562,052	533,776	536,475
Loss from discontinued operations [note 2]	(89,263)	(1,044)	–

Net income	472,789	532,732	536,475

Net income attributable to:
Common shareholders	453,701	532,732	536,475
Non-controlling interests	19,088	–	–

	472,789	532,732	536,475

Retained earnings, beginning of year	457,728	382,227	222,652
Net income attributable to common shareholders	453,701	532,732	536,475
Reduction on Class B Non-Voting Shares purchased for cancellation [note 12]	–	(85,143)	(25,017)
Dividends – Class A Shares and Class B Non-Voting Shares	(391,343)	(372,088)	(351,883)
Dividends – Series A Preferred Shares	(3,624)	–	–

Retained earnings, end of year	516,462	457,728	382,227

Earnings per share – basic and diluted [note 12]
Earnings per share from continuing operations	1.24	1.23	1.25
Loss per share from discontinued operations	(0.21)	–	–

Earnings per share	1.03	1.23	1.25

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Years ended August 31 [thousands of Canadian dollars]	2011 $	2010 $	2009 $
Net income	472,789	532,732	536,475
Other comprehensive income (loss) [note 13]
Change in unrealized fair value of derivatives designated as cash flow hedges	(11,770)	(43,631)	22,588
Realized gains on cancellation of forward purchase contracts	–	–	9,314
Adjustment for hedged items recognized in the period	4,274	13,644	14,443
Unrealized loss on available-for-sale investment	(10)	–	–
Reclassification of foreign exchange loss (gain) on hedging derivatives to income to offset foreign exchange adjustments on US denominated debt	–	34,940	(27,336)
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	–	42,658	–
Unrealized foreign exchange gain (loss) on translation of a self-sustaining foreign operation	(3)	(1)	31

	(7,509)	47,610	19,040

Comprehensive income	465,280	580,342	555,515

Comprehensive income attributable to:
Common shareholders	446,192	580,342	555,515
Non-controlling interests	19,088	–	–

	465,280	580,342	555,515

Accumulated other comprehensive income (loss), beginning of year	8,976	(38,634)	(57,674)
Other comprehensive income (loss)	(7,509)	47,610	19,040

Accumulated other comprehensive income (loss), end of year	1,467	8,976	(38,634)

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2011	2010	2009
Years ended August 31 [thousands of Canadian dollars]	$	$	$

OPERATING ACTIVITIES [note 22]
Funds flow from continuing operations	1,443,179	1,376,799	1,323,840
Net decrease (increase) in non-cash working capital balances related to continuing operations	(201,528)	81,852	59,090

	1,241,651	1,458,651	1,382,930

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 16]	(704,461)	(675,036)	(623,695)
Additions to equipment costs (net) [note 16]	(119,933)	(98,308)	(124,968)
Additions to other intangibles [note 16]	(64,727)	(37,200)	(54,223)
Proceeds on cancellation of US forward purchase contracts [note 16]	–	–	13,384
Net increase to inventories	(43,130)	(1,261)	(530)
Deposits on wireless spectrum licenses	–	–	(152,465)
Cable business acquisitions [note 2]	(35,652)	(158,805)	(46,300)
Television broadcasting business acquisitions [note 2]	(416,978)	–	–
Purchase of Government of Canada bond	–	(158,968)	–
Proceeds on sale of Government of Canada bond	–	159,405	–
Proceeds on disposal of property, plant and equipment [note 16]	26,826	430	22,081
Proceeds from (additions to) investments and other assets [note 6]	8,181	(744,096)	–

	(1,349,874)	(1,713,839)	(966,716)

FINANCING ACTIVITIES
Decrease in bank indebtedness	–	–	(44,201)
Increase in long-term debt, net of discounts	2,352,115	1,891,656	839,839
Senior notes Series A Preferred Shares issuance costs	(17,339)	(10,109)	(4,684)
Senior notes redemptions and repayments	(333,928)	(1,016,170)	(130,000)
Other debt repayments	(1,470,511)	(541)	(297,124)
Payments on cross-currency agreements [note 21]	–	(291,920)	–
Issuance of Series A Preferred Shares	300,000	–	–
Proceeds on bond forward contracts	–	–	10,757
Debt retirement costs [note 10]	(19,482)	(79,488)	(9,161)
Issue of Class B Non-Voting Shares, net of after-tax expenses	45,940	47,126	56,996
Purchase of Class B Non-Voting Shares for cancellation [note 12]	–	(118,150)	(33,574)
Dividends paid on Class A Shares and Class B Non-Voting Shares	(351,980)	(372,088)	(351,883)
Distributions paid to non-controlling interests	(21,950)	–	–

	482,865	50,316	36,965

Effect of currency translation on cash balances and cash flows	–	–	58

Increase (decrease) in cash from continuing operations	374,642	(204,872)	453,237
Decrease in cash from discontinued operations [note 2]	(147,950)	(31,630)	–

Increase (decrease) in cash	226,692	(236,502)	453,237
Cash, beginning of year	216,735	453,237	–

Cash, end of year	443,427	216,735	453,237

Cash includes cash, cash equivalents and short-term securities

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

1.	SIGNIFICANT ACCOUNTING POLICIES

Shaw Communications Inc. (the “Company”) is a public company whose shares are listed on the Toronto and New York Stock Exchanges. The Company is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone, and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct), and satellite distribution services (“Satellite Services”); and programming content (through Shaw Media).

The consolidated financial statements are prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The effects of differences between the application of Canadian and US GAAP on the consolidated financial statements of the Company are described in note 24.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the year are included from their respective dates of acquisition.

The accounts also include the Company’s 33.33% proportionate share of the assets, liabilities, revenues, and expenses of its interest in the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”). In addition, effective October 27, 2010, the Company acquired a 50% interest in three specialty television channels as part of the television broadcasting business acquisition.

The Company’s interest in the assets, liabilities, results of operations and cash flows of these joint ventures are as follows:

	2011 $	2010 $
Current assets	12,329	570
Program rights	361	–
Property, plant and equipment	16,158	16,820
	28,848	17,390
Current liabilities	1,246	390
Long-term debt	20,394	20,951
Proportionate share of net assets (liabilities)	7,208	(3,951)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

	2011 $	2010 $	2009 $
Revenue	26,591	–	–
Operating, general and administrative expenses	(11,762)	1,829	1,829
Amortization	(681)	(683)	(688)
Interest	(1,280)	(1,326)	(1,358)
Other gains	904	867	879
Proportionate share of income before income taxes	13,772	687	662
Cash flow provided by operating activities	13,260	1,560	1,326
Cash flow used in investing activities	–	(34)	–
Cash flow used in financing activities	(576)	(541)	(509)
Proportionate share of cash distributions	12,684	985	817

Investments and other assets

Investments in other entities are accounted for using the equity method or cost basis depending upon the level of ownership and/or the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the investee’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there is clear evidence that a decline in value that is other than temporary has occurred.

Amounts paid and payable for spectrum licenses were recorded as deposits until Industry Canada awarded the operating licenses.

Revenue and expenses

(i)	Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold are deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and are recognized in the Consolidated Statements of Income and Retained Earnings as deferred IRU revenue amortization.

Cash and cash equivalents

Cash and cash equivalents include money market instruments that are purchased three months or less from maturity, and are presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s operating facility (see note 10) are greater than the amount of cash and cash equivalents, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and direct overhead incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	6-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	4-10 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	20-40 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis and reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Assets held for sale and discontinued operations

Assets are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not amortized and are reported separately on the balance sheet. The operating results of a component that has been disposed of or is classified as held for sale are reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the Company’s ongoing operations and if the Company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of a company includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company’s operations and cash flows. The Company does not allocate interest to discontinued operations.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) long-term receivables and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, trademarks, brands, program rights, material agreements and software assets. Broadcast rights and licenses, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Goodwill and intangible assets with an indefinite life are not amortized but are subject to an annual review for impairment. Identifiable intangibles are tested for impairment by comparing the estimated fair value of the intangible asset with its carrying amount. Goodwill impairment is determined using a two-step process. The first step involves a comparison of the estimated fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of the impairment loss.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses.

Software that is not an integral part of the related hardware is classified as an intangible asset. Software assets are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis and reviews software assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment is recognized when the carrying amount of an asset is greater than the future undiscounted net cash flows expected to be generated by the asset. The impairment is measured as the difference between the carrying value of the asset and its fair value calculated using quoted market prices or discounted cash flows.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities in the income statement.

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Income tax expense for the period is the tax payable for the period and any change during the period in future income tax assets and liabilities.

Foreign currency translation

The financial statements of a foreign subsidiary, which is self-sustaining, are translated using the current rate method, whereby assets and liabilities are translated at year-end exchange rates and revenues and expenses are translated at average exchange rates for the year. Adjustments arising from the translation of the financial statements are included in Other Comprehensive Income (Loss).

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the year-end rate of exchange and non-monetary items are translated at historic exchange rates.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The net foreign exchange gain (loss) recognized on the translation and settlement of current monetary assets and liabilities was $4,230 (2010 – $5,563; 2009 – ($1,599)) and is included in other gains.

Exchange gains and losses on translating hedged and unhedged long-term debt are included in the Company’s Consolidated Statements of Income and Retained Earnings (Deficit). Foreign exchange gains and losses on hedging derivatives are reclassified from Other Comprehensive Income (Loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash and cash equivalents have been classified as held-for-trading and are recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments to debt assumed in business acquisitions are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. All derivative financial instruments are recorded at fair value in the balance sheet. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.

Employee benefit plans

The Company accrues its obligations and related costs under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan initiation and amendments are amortized on a straight-line basis over the estimated average remaining service life (“EARSL”) of employees active at the date of recognition of past service unless identification of a circumstance would suggest a shorter amortization period is appropriate. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized on a straight-line basis over EARSL. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected return on plan assets, expected retirement ages and projected salary increases. Actuarial gains (losses) are amortized on a straight-line basis over EARSL which for active employees covered by the unfunded defined benefit pension plan is 10.5 years at August 31, 2011 (2010 – 10.9 years; 2009 – 11.1 years) and 13.5 years for the defined benefit pension plans and 14 years for post retirement benefit plans assumed as part of the media business acquisition during the current year. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed between December 31, 2008 and January 1, 2011. The next actuarial valuations for funding purposes are required effective December 31, 2011.

Stock-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of stock-based compensation awarded to employees using the Black-Scholes Option Pricing Model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is revalued each period based on the market value of the Class B Non-Voting Shares and the number of outstanding RSUs.

Earnings per share

Basic earnings per share is based on net income attributable to common shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the year. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees (see note 17).

Use of estimates and measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax loss carryforwards and other future income tax assets, capitalization of labour and overhead, useful lives of depreciable assets, contingent liabilities, certain assumptions used in determining defined benefit plan pension expense, the fair value of assets acquired and liabilities assumed in business acquisitions, and the recoverability of equipment costs, indefinite life identifiable intangibles and goodwill using estimated future cash flows. Significant changes in assumptions could result in impairment of intangible assets.

Adoption of recent accounting pronouncements

Business Combinations

Effective September 1, 2010, the Company early adopted CICA Handbook Section 1582 “Business Combinations”, which replaces Section 1581 “Business Combinations”. The differences which arise from the new accounting standard relate to details in applying the acquisition method. The significant changes that result include (i) a change in the measurement date for equity instruments issued by the acquirer from a few days before and after the announcement date to the acquisition date, (ii) contingent consideration is recognized at fair value and subsequently remeasured at each reporting date until settled, (iii) future adjustments to income tax estimates are recorded in income whereas previously, certain changes were recorded in goodwill, (iv) acquisition related costs, other than costs to issue debt

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

or equity instruments, and acquisition related restructuring costs must be expensed, (v) for business combinations completed in stages, identifiable net assets are recognized at fair value when control is obtained and a gain or loss is recognized for the difference in fair value and carrying value of the previously held equity interests, (vi) the fair value of identifiable assets and liabilities attributable to non-controlling interests must be recognized, and (vii) non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired.

Consolidated Financial Statements and Non-controlling Interests

Effective September 1, 2010, the Company early adopted CICA Handbook Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-controlling Interests” which replace Section 1600 “Consolidated Financial Statements”. The new standards provide guidance for the preparation of financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. For presentation and disclosure purposes, non-controlling interests are classified as a separate component of shareholders’ equity. In addition, net income and comprehensive income is attributed to the Company’s shareholders and to non-controlling interests rather than reflecting the non-controlling interests as a deduction to arrive at net income and comprehensive income.

Recent accounting pronouncements

International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, for fiscal periods beginning on or after January 1, 2011. These standards require the Company to begin reporting under IFRS in fiscal 2012 with comparative data for the prior year.

2.	BUSINESS ACQUISITIONS AND DISCONTINUED OPERATIONS

Business acquisitions

(i)	Television broadcasting businesses

	August 31, 2011
	Cash(1)	Cumulative equity income	Total
	$	$	$
Television broadcasting businesses	1,208,112	2,180	1,210,292

(1)	The cash consideration includes $708,000 paid in 2010 for the Company’s initial equity investment in CW Media and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549,000 compared to its carrying value of $558,500 under the equity method of accounting which resulted in an amount of approximately $9,500 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Investments Co. (“CW Media”), the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to combine programming content with the Company’s cable and satellite distribution network to create a vertically integrated entertainment and communications company.

The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $890,913 of revenue and $251,561 of operating income before amortization for the period from October 27 to August 31, 2011. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the year would have been approximately $1,075,000 and $325,000, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.

In the current year, acquisition related costs of $60,882 have been expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.

As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95,000 on acquisition.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

A summary of net assets acquired and allocation is as follows:

$
Net assets acquired at assigned fair values
Cash and cash equivalents	83,134
Receivables	296,665
Other current assets(1)	235,627
Future income taxes(7)	51,118
Derivative instrument	15,765
Investments and other assets	15,958
Property, plant and equipment	140,617
Intangibles(2)	1,567,259
Goodwill, not deductible for tax(3)	641,365

3,047,508
Current liabilities(1)	(283,022)
Current debt(4)	(399,065)
Derivative instruments(4)	(81,975)
Non-current liabilities	(104,509)
Future income taxes	(311,298)
Long-term debt(5)	(411,633)
Non-controlling interests(6)	(245,714)

1,210,292

(1)	The Company acquired a remaining tax indemnity amount of $25,906 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

(2)	Intangibles include broadcast licenses, brands, program rights, a trademark and software assets.

(3)	Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt was comprised of a US $389,636 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)	Long-term debt is comprised of US $338,306 13.5% senior unsecured notes due 2015. The notes were subsequently redeemed (see note 10).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(6)	Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(7)	Future income tax asset includes both current and non-current portions of $26,882 and $24,236, respectively.

(ii)	Cable systems

	2011	2010(1)	2009
	$	$	$
Cash	35,652	163,875	46,300
Issuance of Class B Non-Voting Shares	–	120,000	–

Total purchase price	35,652	283,875	46,300

(1)	The cash consideration paid, net of cash acquired of $5,070, was $158,805.

A summary of net assets acquired and allocation is as follows:

	2011	2010	2009
	$	$	$
Net assets acquired at assigned fair values
Investments	–	206	–
Property, plant and equipment	9,295	57,796	6,825
Broadcast rights [note 9]	23,916	245,000	40,075
Other intangibles	305	–	–
Goodwill, not deductible for tax [note 9]	4,300	81,032	–
	37,816	384,034	46,900
Working capital deficiency	364	27,397	600
Other liability	1,800	–	–
Future income taxes	–	72,762	–
	2,164	100,159	600
Purchase price	35,652	283,875	46,300

(i)	During 2011, the Company purchased the assets of several cable systems serving approximately 7,300 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. Goodwill comprises the value of expected synergies and future growth opportunities. The transaction has been accounted for using the acquisition method and results of operations have been included from their respective acquisition dates. These assets have contributed approximately $1,700 of revenue and $685 of operating income before amortization in 2011. The purchase price may be impacted by settlement of final closing adjustments for working capital.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	During 2010, the Company purchased all of the outstanding shares of Mountain Cablevision in Hamilton, Ontario. The cable system serves approximately 41,000 basic subscribers and results of operations have been included commencing November 1, 2009.

(iii)	During 2009, the Company purchased the assets comprising the Campbell River cable system in British Columbia which serves approximately 12,000 basic subscribers. The acquisition was effective February 1, 2009 and results of operations have been included from that date.

Discontinued operations

During late 2011, the Company completed a strategic review of its wireless business opportunity including the potential value of wireless with its other operating segments, the rapid evolution of wireless technologies, the capital required to build a competitive network and recent changes in the wireless competitive environment. As a result, the Company decided to discontinue any further construction of its wireless network. Accordingly, the assets were measured at the lower of carrying amount and estimated fair value less costs to sell resulting in a write-down of $111,492 and classification of $16,000 as assets held for sale. The Company has determined the carrying value of the wireless spectrum licenses continues to be appropriate and intends to hold these assets while it reviews all options.

The results of operations and related cash flows have been reported as discontinued operations with restatement of the comparative period.

The loss from discontinued operations in 2011 and 2010 is comprised of the following:

	2011 $	2010 $
Operating expenditures	7,404	1,396
Amortization	905	–
Write-down of assets	111,492	–
Income tax recovery	(30,538)	(352)

Loss from discontinued operations	89,263	1,044

The cash flows used in discontinued operations in 2011 and 2010 is comprised of the following:

	2011 $	2010 $
Cash used in operating activities	10,486	1,492
Cash used in investing activities	137,464	30,138

Decrease in cash from discontinued operations	147,950	31,630

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

3.	ACCOUNTS RECEIVABLE

	2011	2010
	$	$
Subscriber and trade receivables	424,451	209,817
Due from officers and employees	159	148
Due from related parties [note 20]	1,236	1,689
Miscellaneous receivables	45,768	3,730

	471,614	215,384
Less allowance for doubtful accounts	(28,797)	(18,969)

	442,817	196,415

Included in operating, general and administrative expenses is a provision for doubtful accounts of $33,686 (2010 – $33,746; 2009 – $19,298).

4.	INVENTORIES

	2011	2010
	$	$
Subscriber equipment	91,427	50,896
Other	5,518	2,919

	96,945	53,815

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

5.	OTHER CURRENT ASSETS

	2011	2010
	$	$
Program rights	120,938	–
Program advances	42,681	–
Tax indemnity	26,226	–
Prepaid expenses and other	46,926	33,844

	236,771	33,844

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

6.	INVESTMENTS AND OTHER ASSETS

	2011	2010
	$	$
Investment, at cost net of write-down:
Investment in a private technology company	200	200
Investments, at equity:
CW Media [note 2]	–	739,125
Specialty channel networks	10,037	–
Other assets:
Loan [note 20]	–	3,600
Loan to equity investee	2,264	–
Other	813	348

	13,314	743,273

Investments at equity

The Company exercised significant influence over CW Media with its 49.9% ownership and recorded an equity loss of $11,250 and equity income of $13,430 for the periods of May 3 to August 31, 2010 and September 1 to October 26, 2010, respectively. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010 (see note 2).

As part of the acquisition, the Company acquired non-controlling interests in several specialty channels and recorded equity income of $770 for the period October 27, 2010 to August 31, 2011.

Other assets

The loan to an equity investee bears interest at prime plus 2.5% and is repayable on demand.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

7.	PROPERTY, PLANT AND EQUIPMENT

	2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Cable and telecommunications distribution system	4,348,683	2,243,547	2,105,136	4,197,319	2,129,039	2,068,280
Digital cable terminals and modems	648,495	298,572	349,923	552,224	223,910	328,314
Satellite audio, video and data network equipment and DTH receiving equipment	160,836	128,735	32,101	154,156	115,139	39,017
Transmitters, broadcasting, communications and production equipment	75,875	11,279	64,596	–	–	–
Buildings	402,786	138,407	264,379	360,841	121,312	239,529
Data processing	72,878	38,616	34,262	53,811	30,679	23,132
Other assets	281,154	103,610	177,544	256,910	120,020	136,890

	5,990,707	2,962,766	3,027,941	5,575,261	2,740,099	2,835,162
Land	61,076	–	61,076	45,368	–	45,368
Assets under construction	111,183	–	111,183	124,119	–	124,119

	6,162,966	2,962,766	3,200,200	5,744,748	2,740,099	3,004,649

Included in the cable and telecommunications distribution system assets is the cost of the Company’s purchase of fibres under IRU agreements with terms extending to 60 years totalling $61,811 (2010 – $61,811). In 2011, the Company recognized a gain (loss) of $4,232 (2010 – ($2,665); 2009 – $8,360) on the disposal of property, plant and equipment.

8.	OTHER LONG-TERM ASSETS

	2011			2010
		Accumulated	Net book		Accumulated	Net book
	Cost	amortization	value	Cost	amortization	value
	$	$	$	$	$	$
Equipment costs subject to a deferred revenue arrangement	650,296	434,287	216,009	687,879	485,449	202,430
Credit facility arrangement fees	5,039	4,284	755	5,039	3,276	1,763
Other	41,174	170	41,004	28,803	153	28,650

	696,509	438,741	257,768	721,721	488,878	232,843

Amortization provided in the accounts for 2011 amounted to $205,737 (2010 – $229,782; 2009 – $248,308) and was recorded as amortization of deferred charges and equipment costs (2010 – $229,739; 2009 – $248,135). In 2010 and 2009, $43 and $173 was recorded as operating, general and administrative expenses.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

9.	INTANGIBLES

	Carrying amount
	2011	2010
	$	$
Broadcast rights and licenses
Cable systems	4,101,937	4,078,021
DTH and satellite services	983,132	983,132
Television broadcasting	1,382,300	–

	6,467,369	5,061,153
Program rights	67,064	–
Goodwill
Non-regulated satellite services	88,111	88,111
Cable systems	85,332	81,032
Television broadcasting	641,365	–

	814,808	169,143
Wireless spectrum licenses	190,912	190,912
Other intangibles
Software	188,331	156,469
Trademark and brands	40,700	–
Material agreements	283	–

	229,314	156,469
Net book value	7,769,467	5,577,677

The Company holds separate CRTC licenses, or operates pursuant to exemption orders, for each of its cable, DTH and SRDU undertakings, upon which the provision of each service is dependent. Licenses must be renewed from time to time and have generally been issued for terms of up to seven years. The majority of the licensed cable undertakings were renewed by the CRTC in the current year and currently expire on August 31, 2015. Licenses in respect of DTH and SRDU undertakings were extended in 2011 pursuant to an administrative renewal, and currently expire February 29, 2012. The Company has never failed to obtain a license renewal for any of its cable, DTH or SRDU undertakings. The Company also holds a separate license for each specialty television service. The majority of these licenses expired on August 31, 2011 and were renewed for a five year term to August 31, 2016. In early September 2009, the Company received its ownership compliance decision from Industry Canada and was granted its AWS licenses which have a term of ten years.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licenses	Trademark and brands	Goodwill	Wireless spectrum licenses
	$	$	$	$
August 31, 2009	4,816,153	–	88,111	–
Business acquisition [note 2]	245,000	–	81,032	–
Reclassification from Investments and other assets	–	–	–	190,912

August 31, 2010	5,061,153	–	169,143	190,912
Business acquisitions [note 2]	1,406,216	40,700	645,665	–

August 31, 2011	6,467,369	40,700	814,808	190,912

Other intangibles subject to amortization are as follows:

	2011			2010
	Cost $	Accumulated amortization $	Net book value $	Cost $	Accumulated amortization $	Net book value $
Software	227,443	117,697	109,746	170,759	86,535	84,224
Program rights	549,207	361,205	188,002	–	–	–
Material agreements	300	17	283	–	–	–
Software assets under construction	78,585	–	78,585	72,245	–	72,245

	855,535	478,919	376,616	243,004	86,535	156,469
Less: current portion of program rights			120,938			–

			255,678			156,469

The estimated amortization expense for the above intangible assets in each of the next five years is as follows: 2012 – $172,000; 2013 – $105,000; 2014 – $40,000; 2015 – $22,000; 2016 – $16,000.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

10.	LONG-TERM DEBT

		2011			2010
	Effective interest rates	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity	Long-term debt at amortized cost (1)	Adjustment for finance costs (1)	Long-term debt repayable at maturity
	%	$	$	$	$	$	$
Corporate
Cdn senior notes-
6.10% due November 16, 2012	6.11	448,746	1,254	450,000	447,749	2,251	450,000
7.50% due November 20, 2013	7.50	347,938	2,062	350,000	347,129	2,871	350,000
6.50% due June 2, 2014	6.56	596,170	3,830	600,000	594,941	5,059	600,000
6.15% due May 9, 2016	6.34	294,036	5,964	300,000	292,978	7,022	300,000
5.70% due March 2, 2017	5.72	396,630	3,370	400,000	396,124	3,876	400,000
5.65% due October 1, 2019	5.69	1,241,477	8,523	1,250,000	1,240,673	9,327	1,250,000
5.50% due December 7, 2020	5.55	495,341	4,659	500,000	–	–	–
6.75% due November 9, 2039	6.89	1,415,823	34,177	1,450,000	641,684	8,316	650,000

		5,236,161	63,839	5,300,000	3,961,278	38,722	4,000,000

Other
Burrard Landing Lot 2 Holdings Partnership	6.31	20,393	64	20,457	20,950	83	21,033

Total consolidated debt		5,256,554	63,903	5,320,457	3,982,228	38,805	4,021,033
Less current portion		594	19	613	557	19	576

		5,255,960	63,884	5,319,844	3,981,671	38,786	4,020,457

(1)	Long-term debt is presented net of unamortized discounts, finance costs and bond forward proceeds of $63,903 (August 31, 2010 – $38,805). Amortization for 2011 amounted to $6,022 (2010 – $5,312; 2009 – $4,466) of which $4,302 (2010 – $3,972; 2009 – $3,984) was recorded as amortization of financing costs and $1,720 (2010 – $1,340; 2009 – $482) was recorded as interest expense. Interest expense in 2011 is also net of $7,782 in respect of amortization of an acquisition date fair value adjustment to the CW Media US $338,306 senior unsecured notes. The notes were subsequently redeemed in August 2011 (see Gain on redemption below).

Interest on long-term debt included in interest expense amounted to $341,114 (2010 – $250,679; 2009 – $237,546). Interest expense is net of $3,468 (2010 – $4,008; 2009 – $981) of interest income, the majority of which is with respect to holding excess proceeds from the senior notes issuances in cash and cash equivalents and short term securities or invested pending use by the Company to finance operations, fund business acquisitions and repay maturing debt.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Corporate

Bank loans

The Company has a $50,000 revolving operating loan facility, of which $654 has been drawn as committed letters of credit. Interest rates and borrowing options are principally the same as those contained in the credit facility described below. The effective interest rate on the facility for 2011 was 2.99% (2010 – 2.34%; 2009 – 3.09%).

A syndicate of banks has provided the Company with an unsecured $1 billion credit facility due in May 2012. Funds are available to the Company in both Canadian and US dollars. Interest rates fluctuate with Canadian bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate on actual borrowings during 2011 was 2.59% (2009 – 3.06%). No amounts we drawn under the facility during 2010.

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

On each of December 7, 2010 and February 17, 2011, the Company issued an additional $400,000 under the reopened 6.75% senior unsecured notes due 2039. The effective interest rate on the aggregate $1,450,000 senior notes is 6.89% due to discounts on the issuances.

On December 7, 2010, the Company issued $500,000 senior notes at a rate of 5.50% due December 7, 2020. The effective rate is 5.55% due to the discount on the issuance.

Other

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued 10 year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Gain on redemption of debt

The Company assumed US $338,306 senior unsecured notes on acquisition of the Canwest broadcasting businesses. The US $312,000 13.5% senior unsecured notes were originally issued on July 3, 2008. For periods up to August 15, 2011, interest was accrued, however was not payable until maturity unless CW Media elected to do so. As at acquisition date, US $26,306 of accrued interest remained outstanding and was included in the principal debt balance with respect to the period July 3, 2008 to February 15, 2009. Interest for all periods subsequent to February 15, 2009 was paid in cash.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338,306 senior unsecured notes in accordance with a related indenture. As a result, on November 15, 2010, an offer was made to purchase all of the notes for an effective purchase price of US $1,145.58 for each US $1,000 face amount. An aggregate of US $51,620 face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of US $59,135, including accrued interest and repurchase premium. In August, 2011 the Company redeemed the remaining outstanding US $260,380 face amount at 106.75% as set out under the terms of the indenture at an effective purchase price of US $1,230.70 for each US $1,000 face amount for an aggregate purchase price of US $320,449, including accrued interest and prepayment premium.

The Company recorded a gain of $32,752 in respect of the redemption which resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57,358 partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19,465, other redemption costs of $17 and $5,124 in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.

Debt retirement costs

In October 2009, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225 million 7.25% senior notes due April 6, 2011 and US $300 million 7.20% senior notes due December 15, 2011. The Company incurred costs of $79,488 and wrote-off the remaining unamortized discount and finance costs of $2,097. In connection with the early redemption of the US senior notes, the Company settled portions of the principal component of the associated cross-currency interest rate swaps and entered into offsetting or amended agreements with the counterparties for the remaining end of swap notional principal exchanges (see note 21).

On April 15, 2009 the Company redeemed the Videon Cablesystems Inc. $130,000 Senior Debentures. In connection with the early redemption, the Company incurred costs of $9,161 and wrote-off the remaining unamortized fair value adjustment of $906.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2011.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2012	613
2013	450,652
2014	950,694
2015	738
2016	300,786
Thereafter	3,616,974

5,320,457

11.	DEFERRED CREDITS

	2011			2010
		Accumulated	Net book		Accumulated	Net book
	Amount	amortization	value	Amount	amortization	value
	$	$	$	$	$	$
IRU prepayments	629,119	131,797	497,322	629,119	119,251	509,868
Equipment revenue	364,106	243,671	120,435	384,580	272,875	111,705
Connection fee and installation revenue	21,501	11,875	9,626	19,591	12,317	7,274
Deposit on future fibre sale	2,000	–	2,000	2,000	–	2,000
Other	958	–	958	1,635	–	1,635

	1,017,684	387,343	630,341	1,036,925	404,443	632,482

Amortization of deferred credits for 2011 amounted to $125,722 (2010 – $138,187; 2009 – $153,168) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2011 amounted to $12,546 (2010 – $12,546; 2009 – $12,547). Amortization of equipment revenue for 2011 amounted to $106,628 (2010 – $120,639; 2009 – $132,974). Amortization of connection fee and installation revenue for 2011 amounted to $6,548 (2010 – $5,002; 2009 – $7,647) and was recorded as revenue.

12.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

Number of securities			2011 $	2010 $
2011	2010
22,520,064	22,520,064	Class A Shares	2,468	2,468
415,216,348	410,622,001	Class B Non-Voting Shares	2,337,796	2,248,030
12,000,000	–	Series A Preferred Shares	293,195	–

437,736,412	433,142,065		2,633,459	2,250,498

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Changes in Class A Share capital and Class B Non-Voting Share capital in 2011, 2010 and 2009 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
August 31, 2008	22,550,064	2,471	405,882,652	2,060,960
Class A Share conversions	(30,000)	(3)	30,000	3
Purchase of shares for cancellation	–	–	(1,683,000)	(8,557)
Stock option exercises	–	–	3,488,130	58,975

August 31, 2009	22,520,064	2,468	407,717,782	2,111,381
Purchase of shares for cancellation	–	–	(6,100,000)	(33,007)
Stock option exercises	–	–	2,862,969	49,786
Issued in respect of an acquisition [note 2]	–	–	6,141,250	120,000
Share issue costs	–	–	–	(130)

August 31, 2010	22,520,064	2,468	410,622,001	2,248,030
Stock option exercises	–	–	2,690,118	50,403
Dividend reinvestment plan	–	–	1,904,229	39,363

August 31, 2011	22,520,064	2,468	415,216,348	2,337,796

During 2010 and 2009 the Company purchased for cancellation 6,100,000 and 1,683,000 Class B Non-Voting Shares, respectively, pursuant to its outstanding normal course issuer bid or otherwise, for $118,150 and $33,574. Share capital has been reduced by the stated value of the shares amounting to $33,007 and $8,557 with the excess of the amount paid over the stated value of the shares amounting to $85,143 and $25,017 charged to retained earnings, in 2010 and 2009, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Preferred Shares

On May 31, 2011, the Company issued 12,000,000 Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) at a price of $25.00 per Series A Preferred Share for aggregate gross proceeds of $300,000. The Series A Preferred Shares represent a series of Class 2 preferred shares and were offered by way of prospectus supplement to the short form base shelf prospectus dated November 18, 2010.

Holders of the Series A Preferred Shares are entitled to receive, as and when declared by the Company’s board of directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s board of directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Series A Preferred Shares are classified as equity since redemption, at $25.00 per Series A Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2011 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2011, 16,794,703 Class B Non-Voting Shares have been issued under the plan.

The changes in options are as follows:

	2011		2010		2009
	Number	Weighted average exercise price $	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	23,993,150	20.48	23,714,667	20.21	23,963,771	19.77
Granted	3,269,000	20.91	3,965,000	19.30	4,373,000	19.62
Forfeited	(2,601,632)	20.88	(823,548)	20.80	(1,133,974)	20.67
Exercised	(2,690,118)	17.08	(2,862,969)	16.51	(3,488,130)	16.34

Outstanding, end of year	21,970,400	20.91	23,993,150	20.48	23,714,667	20.21

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The following table summarizes information about the options outstanding at August 31, 2011:

	Options outstanding			Options exercisable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average remaining contractual life	Weighted average exercise price
$ 8.69	20,000	2.14	$8.69	20,000	2.14	$8.69
$14.85 – $22.27	14,594,400	7.15	$19.13	7,303,650	5.72	$18.31
$22.28 – $26.20	7,356,000	6.01	$24.49	5,839,375	6.01	$24.45

The total intrinsic value of options exercised during 2011 was $11,890 (2010 – $11,112; 2009 – $15,801) and the aggregate intrinsic value of exerciseable in-the-money options at August 31, 2011 is $30,211.

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2011 was $3.13 (2010 – $2.94; 2009 – $3.02) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions:

	2011	2010	2009
Dividend yield	4.32%	4.52%	4.28%
Risk-free interest rate	2.19%	2.52%	1.94%
Expected life of options	5 years	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	25.8%	25.9%	26.5%

Contributed surplus

The changes in contributed surplus are as follows:

	2011	2010
	$	$
Balance, beginning of year	53,330	38,022
Stock-based compensation	16,631	17,838
Stock options exercised	(4,463)	(2,530)

Balance, end of year	65,498	53,330

As at August 31, 2011, the total unamortized compensation cost related to unvested options is $19,226 with a remaining weighted average amortization period of approximately 3.2 years.

Restricted share unit plan

During 2011, the Company implemented a restricted share unit plan whereby RSUs are granted to eligible employees and officers of the Company. An RSU is a right that tracks the value of one Class B Non-Voting Share and permits the holder to receive a cash payment equal to the market value once RSUs are vested. Market value is determined by the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days preceding the applicable payment date as determined by the Company. When cash dividends

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

During 2011, $454 was recorded as compensation expense. At August 31, 2011, 243,093 RSUs were outstanding and the total unrecognized compensation expense was $4,992 which is expected to be recognized over 1.8 years.

Dividends

To the extent that dividends are declared at the election of the board of directors, the holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During the current year, the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Earnings per share

Earnings per share calculations are as follows:

	2011	2010	2009
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	562,052	533,776	536,475
Deduct: net income attributable to non-controlling interests	(19,088)	–	–
Deduct: dividends on Series A Preferred Shares	(3,624)	–	–

Net income from continuing operations attributable to common shareholders	539,340	533,776	536,475
Net loss from discontinued operations attributable to common shareholders	(89,263)	(1,044)	–

Net income attributable to common shareholders	450,077	532,732	536,475

Denominator (thousands of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	434,881	432,675	429,153
Effect of potentially dilutive securities	1,071	1,207	1,628

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	435,952	433,882	430,781

Earnings per share – basic and diluted ($)
Earnings per share from continuing operations	1.24	1.23	1.25
Loss per share from discontinued operations	(0.21)	–	–

Earnings per share	1.03	1.23	1.25

Options to purchase 21,970,400 Class B Non-Voting Shares were outstanding under the Company’s stock option plan at August 31, 2011 (2010 – 23,993,150; 2009 – 23,714,667).

13.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME

Components of other comprehensive income (loss) and the related income tax effects for 2011 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(14,322)	2,552	(11,770)
Adjustment for hedged items recognized in the period	5,880	(1,606)	4,274
Unrealized loss on available-for-sale investment	(12)	2	(10)
Unrealized foreign exchange loss on translation of a self- sustaining foreign operation	(3)	–	(3)

	(8,457)	948	(7,509)

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Components of other comprehensive income (loss) and the related income tax effects for 2010 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	(53,131)	9,500	(43,631)
Adjustment for hedged items recognized in the period	19,484	(5,840)	13,644
Reclassification of foreign exchange loss on hedging derivatives to income to offset foreign exchange gain on US denominated debt	40,505	(5,565)	34,940
Reclassification of remaining losses on hedging derivatives to income upon early redemption of hedged US denominated debt	50,121	(7,463)	42,658
Unrealized foreign exchange loss on translation of a self- sustaining foreign operation	(1)	–	(1)

	56,978	(9,368)	47,610

Components of other comprehensive income (loss) and the related income tax effects for 2009 are as follows:

	Amount	Income taxes	Net
	$	$	$
Change in unrealized fair value of derivatives designated as cash flow hedges	26,693	(4,105)	22,588
Proceeds on cancellation of forward purchase contracts	13,384	(4,070)	9,314
Adjustment for hedged items recognized in the period	14,518	(75)	14,443
Reclassification of foreign exchange gain on hedging derivatives to income to offset foreign exchange loss on US denominated debt	(31,845)	4,509	(27,336)
Unrealized foreign exchange gain on translation of a self- sustaining foreign operation	31	–	31

	22,781	(3,741)	19,040

Accumulated other comprehensive income (loss) is comprised of the following:

	August 31, 2011	August 31, 2010
	$	$
Unrealized foreign exchange gain on translation of a self- sustaining foreign operation	346	349
Unrealized loss on available-for-sale investment	(10)	–
Fair value of derivatives	1,131	8,627

	1,467	8,976

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2011	2010
	$	$
Trade	99,624	112,924
Program rights	78,193	12,593
CRTC benefit obligations	53,014	–
Accrued liabilities	303,876	274,334
Accrued network fees	110,722	100,703
Interest and dividends	113,774	85,211
Related parties [note 20]	26,985	35,857
Current portion of unfunded pension plan liability [note 18]	8,796	1,448

	794,984	623,070

During the current year the Company recorded $29,766 in respect of its restructuring activities to streamline operations, drive efficiencies and enhance competiveness. The restructuring included elimination of approximately 550 employee positions, management relocations and facilities consolidation. A total of $27,416 was paid and the remaining $2,350 is included in accrued liabilities at year end. The majority of the remaining employee related costs are expected to be paid in 2012 while facilities consolidation costs are expected to be incurred through fiscal 2017 as lease payments are made.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

15.	INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future income tax liabilities and assets are as follows:

	2011	2010
	$	$
Future income tax liabilities:
Property, plant and equipment and software intangibles	154,626	180,642
Broadcast rights and licenses	1,275,389	921,441
Partnership income	377,931	373,401

	1,807,946	1,475,484

Future income tax assets:
Non-capital loss carryforwards	51,746	8,967
Deferred charges	96,926	28,107
Program rights	6,309	–
Foreign exchange on long-term debt and fair value of derivative instruments	1,248	14,547

	156,229	51,621

Net future income tax liability	1,651,717	1,423,863
Long-term portion of future income tax asset	21,810	–
Current portion of future income tax asset	25,798	27,996

Future income tax liability	1,699,325	1,451,859

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

The Company has capital loss carryforwards of approximately $149,600 for which no future income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2011	2010	2009
	$	$	$
Current statutory income tax rate	27.9%	29.3%	30.2%

Income tax expense at current statutory rates	209,998	213,455	219,787
Increase (decrease) in taxes resulting from:
Non-taxable portion of foreign exchange gains or losses and amounts on sale/write-down of assets and investments	697	(1,221)	(551)
Decrease in valuation allowance	(4,258)	(11,036)	(3,463)
Effect of future tax rate reductions	–	(17,643)	(22,582)
Originating temporary differences recorded at future tax rates expected to be in effect when realized	2,733	(11,235)	(9,753)
Other	(4,341)	11,169	7,759

Income tax expense	204,829	183,489	191,197

Significant components of income tax expense are as follows:
	2011	2010	2009
	$	$	$
Current income tax expense	209,649	167,767	23,300
Future income tax expense (recovery) related to origination and reversal of temporary differences	(562)	44,401	193,942
Future income tax recovery resulting from rate changes and valuation allowance	(4,258)	(28,679)	(26,045)

Income tax expense	204,829	183,489	191,197

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

16.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Media, DTH and Satellite Services, all of which are substantially located in Canada. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as amortization.

	2011
			Satellite
	Cable $	Media $	DTH $	Satellite Services $	Total $	Intersegment Eliminations $	Total $
Revenue	3,095,456	890,913	745,350	82,181	827,531	(72,997)	4,740,903

Operating income before amortization	1,491,700	251,561	245,176	42,391	287,567	–	2,030,828

Operating income as % of revenue	48.2%	28.2%	32.9%	51.6%	34.7%	–	42.8%

Interest(1)	231,678	53,237	n/a	n/a	25,952	–	310,867
Burrard Landing Lot 2 Holdings Partnership							1,291
Wireless							19,426

							331,584

Cash taxes (2)	163,600	24,600	n/a	n/a	51,400	–	239,600
Corporate/other							(29,951)

							209,649

Segment assets	7,249,671	2,830,944	861,424	502,810	1,364,234	–	11,444,849

Corporate assets (1)							1,065,028
Assets held for sale							16,000

Total assets							12,525,877

Capital expenditures and equipment costs (net) by segment
Capital expenditures	677,375	27,060	5,962	25,520	31,482	–	735,917
Equipment costs (net)	31,442	–	75,341	–	75,341	–	106,783

	708,817	27,060	81,303	25,520	106,823	–	842,700

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment							704,461
Additions to equipment costs (net)							119,933
Additions to other intangibles							64,727

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows							889,121
Decrease in working capital related to capital expenditures							(16,679)
Less: Proceeds on disposal of property, plant and equipment							(26,826)
Less: Satellite services equipment profit (4)							(2,916)

Total capital expenditures and equipment costs (net) reported by segments							842,700

See notes following 2009 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

	2010
		Satellite
	Cable $	DTH $	Satellite Services $	Total $	Intersegment Eliminations $	Total $
Revenue	2,931,976	721,952	82,600	804,552	(18,948)	3,717,580

Operating income before amortization (6)	1,453,429	264,914	41,804	306,718	–	1,760,147

Operating income as % of revenue	49.6%	36.7%	50.6%	38.1%	–	47.3%

Interest (1)	213,898	n/a	n/a	26,251	–	240,149
Burrard Landing Lot 2 Holdings Partnership						1,326
Wireless						6,536

						248,011

Cash taxes (2)	136,000	n/a	n/a	44,000	–	180,000
Corporate/other						(12,233)

						167,767

Segment assets	7,111,526	844,502	483,404	1,327,906	–	8,439,432

Corporate assets (1)						878,694
Media assets						739,125
Wireless assets						96,714

Total assets						10,153,965

Capital expenditures and equipment costs (net) by segment
Capital expenditures	739,136	3,139	2,113	5,252	–	744,388
Equipment costs (net)	17,949	80,359	–	80,359	–	98,308

	757,085	83,498	2,113	85,611	–	842,696

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment						675,036
Additions to equipment costs (net)						98,308
Additions to other intangibles						37,200

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows						810,544
Increase in working capital related to capital expenditures						35,656
Less: Proceeds on disposal of property, plant and equipment						(430)
Less: Satellite services equipment profit (4)						(3,040)
Less: Partnership capital expenditures (5)						(34)

Total capital expenditures and equipment costs (net) reported by segments						842,696

See notes following 2009 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

	2009
		Satellite
	Cable $	DTH $	Satellite Services $	Total $	Intersegment Eliminations $	Total $
Revenue	2,635,832	684,831	90,205	775,036	(19,955)	3,390,913

Operating income before amortization	1,267,937	223,341	49,331	272,672	–	1,540,609

Operating income as % of revenue	48.1%	32.6%	54.7%	35.2%	–	45.4%

Interest(1)	209,438	n/a	n/a	26,251	–	235,689
Burrard Landing Lot 2 Holdings Partnership						1,358

						237,047

Cash taxes(2)	23,300	n/a	n/a	–	–	23,300

Segment assets	6,599,120	855,283	498,720	1,354,003	–	7,953,123

Corporate assets(1)						981,563

Total assets						8,934,686

Capital expenditures and equipment costs (net) by segment
Capital expenditures	658,862	4,907	192	5,099	–	663,961
Equipment costs (net)	35,222	76,362	–	76,362	–	111,584

	694,084	81,269	192	81,461	–	775,545

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment						623,695
Additions to equipment costs (net)						124,968
Additions to other intangibles						54,223

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows Increase in working capital related to capital expenditures						802,886
						11,559
Less: Proceeds on disposal of property, plant and equipment						(22,081)
Less: Realized gains on cancellation of US dollar forward purchase contracts (3)						(13,384)
Less: Satellite services equipment profit (4)						(3,435)

Total capital expenditures and equipment costs (net) reported by segments						775,545

(1)	The Company reports interest on a segmented basis for Cable, Media, Wireless and combined satellite only. It does not report interest on a segmented basis for DTH and Satellite Services. Effective August 31, 2011, Wireless is presented as discontinued operations with restatement of comparative periods. Interest was allocated to the Wireless division based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs and therefore has not been included in discontinued operations. Upon restatement of comparative periods, wireless spectrum licenses have been reclassified to corporate segment assets.

(2)	The Company reports cash taxes on a segmented basis for Cable, Media and combined satellite only. It does not report cash taxes on a segmented basis for DTH and Satellite Services.

(3)	The Company realized gains totaling $13,384 on cancellation of certain of its US dollar forward purchase contracts in respect of capital expenditures and equipment costs. The gains were included in other comprehensive income and reclassified to the initial carrying amount of capital assets or equipment costs when the assets were recognized.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(4)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

(5)	Consolidated capital expenditures include the Company’s proportionate share of the Burrard Landing Lot 2 Holdings Partnership (the “Partnership”) capital expenditures which the Company is required to proportionately consolidate. As the Partnership’s operations are self funded, the Partnership’s capital expenditures are subtracted from the calculation of segmented capital expenditures and equipment costs (net).

(6)	2010 includes the impact of a one-time CRTC Part II fee recovery of $48,662 for Cable and $26,570 for combined satellite.

17.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)	During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 18 Ku-band transponders on the Anik F2 satellite from Telesat Canada. During 2006, the Company’s traffic on the Anik F1 was transferred to the Anik F1R under a capacity services arrangement which has all of the same substantive benefits and obligations as on Anik F1. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term commitments of which the majority are for the maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities, and lease of premises as follows:

$
2012	616,542
2013	286,249
2014	264,107
2015	257,086
2016	136,598
Thereafter	492,386

2,052,968

Program agreements generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these program rights is contingent on actual production or airing of the programs or films. At August 31, 2011, there is approximately $430,000 included above in respect of such program rights commitments.

Included in operating, general and administrative expenses are transponder maintenance expenses of $58,381 (2010 – $58,369; 2009 – $58,343) and rental expenses of $90,181 (2010 – $66,987; 2009 – $67,663).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(iii)	At August 31, 2011, the Company had capital expenditure commitments in the normal course of business including $24,500 for transponders on the new Anik G1 satellite which is expected to be available in fiscal 2013.

(iv)	As part of the CRTC decision approving the acquisition of the broadcasting businesses in the current year, the Company is required to contribute approximately $180,000 in new benefits to the Canadian broadcasting system over the following seven years. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007. At August 31, 2011, the remaining expenditure commitments in respect of both of these obligations is approximately $244,000 which will be funded over future years through fiscal 2017.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and performance bonds with and to third parties.

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2011, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2011, the guarantee instruments amounted to $2,274 (2010 – $1,110). The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2012 and 2013.

18.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for the majority of its non-union and certain union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. Total pension costs in respect of these plans for the year were $29,161 (2010 – $23,550; 2009 – $21,148) of which $18,080 (2010 – $13,755; 2009 – $12,281) was expensed and the remainder capitalized. During 2011, in addition to the impact of salary escalation and growth of eligible employees, pension expense was also impacted by the Media business acquisition.

Defined benefit pension plans

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of pay during their years of service. Employees are not required to contribute to this plan and the plan is unfunded. There are no minimum required contributions and no discretionary contributions are currently planned.

The table below shows the change in benefit obligation for this plan.

	2011 $	2010 $
Accrued benefit obligation and plan deficit, beginning of year	274,594	195,659
Current service cost	6,288	5,448
Past service cost	–	12,057
Interest cost	16,109	13,557
Actuarial losses	42,847	49,321
Payment of benefits	(5,910)	(1,448)

Accrued benefit obligation and plan deficit, end of year	333,928	274,594

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Reconciliation of accrued benefit obligation to Consolidated Balance Sheet accrued pension benefit liability	2011 $	2010 $
Balance of unamortized pension obligation:
Past service costs	30,267	36,043
Actuarial loss	137,545	104,264

	167,812	140,307

Accrued pension benefit liability recognized in Consolidated Balance Sheet:
Accounts payable and accrued liabilities	8,796	1,448
Other long-term liabilities	157,320	132,839

	166,116	134,287

Accrued benefit obligation, end of year as above	333,928	274,594

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for this plan.

Accrued benefit obligation	2011%	2010%
Discount rate	5.50	5.75
Rate of compensation increase	5.00	5.00

Benefit cost for the year	2011%	2010%	2009%
Discount rate	5.75	6.75	6.25
Rate of compensation increase	5.00	5.00	5.00

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the net benefit plan expense.

	2011 $	2010 $	2009 $
Current service cost	6,288	5,448	5,002
Interest cost	16,109	13,557	11,817
Past service cost	–	12,057	–
Actuarial losses (gains)	42,847	49,321	(4,507)
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(33,281)	(43,834)	10,357
Difference between amortization of past service costs recognized for the year and actual past service costs on the accrued benefit obligation for the year	5,776	(7,226)	4,831

Pension expense	37,739	29,323	27,500

The actuarial losses (gains) resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table. The past service costs result from amendments to the plan, including new entrants.

As part of the broadcasting business acquisition in the current year, the Company assumed a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees. Benefits under these plans are based on the employees’ length of service and final average salary.

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

2011 $
Accrued benefit obligation, beginning of year	–
Media business acquisition	124,639
Current service cost	4,146
Interest cost	5,966
Employee contributions	632
Actuarial gains	(7,317)
Payment of benefits	(8,693)

Accrued benefit obligation, end of year	119,373

Fair value of plan assets, beginning of year	–
Media business acquisition	110,147
Employer contributions	6,012
Employee contributions	632
Actual return on plan assets	1,346
Payment of benefits and administrative expenses	(8,693)

Fair value of plan assets, end of year	109,444

Plan deficit	9,929
Unamortized net actuarial gain	2,344

Accrued benefit liability, end of year	12,273

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The accrued benefit liability is included in other long-term liabilities.

The asset allocation of the plans at August 31, 2011 is as follows:

% of plan assets
Equity securities	57
Fixed income securities	40
Other	3

100

Disaggregation of the Company’s funded pension plans to show the funded statuses at August 31, 2011 is as follows:

	Accrued benefit obligation $	Plan assets $	Surplus (deficit) $

Pension plans with assets in excess of accrued benefit obligations	9,297	9,429	132
Pension plans with accrued benefit obligations in excess of assets	110,076	100,015	(10,061)

	119,373	109,444	(9,929)

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans.

Accrued benefit obligation	2011%

Discount rate	5.75
Rate of compensation increase	4.00

Benefit cost for the year	2011%

Discount rate	5.65
Expected return on plan assets	6.70
Rate of compensation increase	3.70

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the net defined benefit plan expense.

2011 $

Current service cost	4,146
Interest cost	5,966
Actual return on plan assets	(1,346)
Actuarial gains	(7,317)
Difference between amortization of actuarial gain recognized for the year and actual actuarial gain on the accrued benefit obligation for the year	7,317
Difference between expected return and actual return on plan assets for the year	(4,973)

Pension expense	3,793

The actuarial gains resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

Other Benefit Plans

As part of the broadcasting business acquisition in the current year, the Company assumed post employments benefits plans that provide post retirement health and life insurance coverage.

2011 $

Accrued benefit obligation, beginning of year	–
Media business acquisition	14,878
Current service cost	381
Interest cost	700
Actuarial loss	107
Plan amendment	(430)
Payment of benefits	(266)

Accrued benefit obligation and plan deficit, end of year	15,370

Reconciliation of accrued benefit obligation to Consolidated Balance Sheet accrued benefit liability	2011 $

Balance of unamortized obligation:
Actuarial loss	107
Plan amendment	(430)

(323)
Accrued post-retirement liability recognized in Consolidated Balance Sheet:
Other long-term liabilities	15,693

Accrued benefit obligation, end of year as above	15,370

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The table below shows the components of the post-retirement benefit plan expense.

2011 $

Current service cost	381
Interest cost	700
Actuarial loss	107
Plan amendment	(430)
Difference between amortization of actuarial loss recognized for the year and actual actuarial loss on the accrued benefit obligation for the year	(107)
Difference between amortization of the plan amendment for the year and the actual plan amendment on the accrued benefit obligation for the year	430

Post-retirement expense	1,081

The discount rate used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2011 was 5.50%. The assumed health care cost trend rate for the next year used to measure expected benefit costs is 6.49% decreasing to an ultimate rate of 4.57% in 2029. A one percentage point increase in the assumed health care cost trend rate would have increased the service and interest costs and accrued obligation by $208 and $2,414, respectively. A one percentage point decrease in the assumed health care cost trend rate would have lowered the service and interest costs and accrued obligation by $161 and $1,934, respectively.

Benefit Payments

The table below shows the expected benefit payments for all defined benefit plans and other post employment benefit plans in each of the next five fiscal years as actuarially determined, and in aggregate, for the five fiscal years there after:

	Pensions $	Other Benefits $
2012	13,673	458
2013	14,185	493
2014	18,838	532
2015	26,940	580
2016	26,978	624
2017 – 2021	138,517	3,866

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

19.	OTHER LONG-TERM LIABILITIES

	2011 $	2010 $

Pension liabilities [note 18]	169,593	132,839
Amended cross-currency interest rate agreements [note 21]	–	158,661
CRTC benefit obligations	146,970	–
Post retirement liabilities [note 18]	15,693	–
Program rights liabilities	7,527	–
Asset retirement obligations	7,770	–
Other	3,569	–

	351,122	291,500

20.	RELATED PARTY TRANSACTIONS

The following sets forth transactions in which the Company and its affiliates, directors or executive officers are involved.

Normal course transactions

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $136,487 (2010 – $135,334; 2009 – $121,659), advertising fees of $1,482 (2010 – $502; 2009 – $621) and programming fees of $876 (2010 – $1,070; 2009 – $1,066) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative and other services for $1,274 (2010 – $1,909; 2009 – $1,934), uplink of television signals for $4,861 (2010 – $4,930; 2009 – $5,112) and Internet services and lease of circuits for $1,488 (2010 – $1,461; 2009 – $1,167). During 2010 and 2009, the Company provided cable system distribution access and affiliate broadcasting services to Corus Custom Networks, the advertising division of Corus, for $1,518 and $1,514, respectively.

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $9,522 (2010 – $9,571; 2009 – $9,886) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations.

Specialty Channels

As a result of the television broadcasting business acquisition in the current year (see note 2), the Company acquired interests in a number of specialty television channels which are subject to either joint control or significant influence. The Company paid network fees of $5,084 and provided uplink of television signals of $923 to these channels during the period October 27, 2010 to August 31, 2011.

Other

The Company has entered into certain transactions with companies that are affiliated with Directors of the Company as follows:

The Company paid $3,944 (2010 – $4,302; 2009 – $3,555) for direct sales agent, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $5,683 (2010 – $6,162; 2009 – $6,094) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

Other transactions

The Company has entered into certain transactions with Directors and senior officers of the Company as follows:

Loans, interest and non-interest bearing, have in the past been granted to executive officers in connection with their employment for periods ranging up to 10 years. The effective interest rate on the interest bearing loan for 2011 was 1.0% (2010 – 1.0%; 2009 – 1.9%). The remaining amount outstanding of $3,600 was repaid during 2011.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

21.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investments and other assets

The carrying value of investments and other assets approximates their fair value. Certain private investments where market value is not readily determinable are carried at cost net of write-downs.

(iii)	Other long-term assets

The fair value of long-term receivables approximate their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iv)	Other current/non-current liabilities

The carrying value of the liability in respect of amended cross-currency interest rate agreements, which fix the settlement of the principal portion of the liability on December 15, 2011, is at amortized cost based on an estimated mark-to-market valuation at the date of amendment. The fair value of this liability is determined using an estimated mark-to-market valuation. The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(v)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(vi)	Derivative financial instruments

The fair value of cross-currency interest rate exchange agreements and US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The carrying values and estimated fair values of long-term debt, other liabilities and derivative financial instruments are as follows:

	2011		2010
	Carrying	Estimated	Carrying	Estimated
	value	fair value	value	fair value
	$	$	$	$
Assets
Derivative financial instruments –
Cross-currency interest rate exchange agreement	–	–	56,716	56,716
US currency forward purchase contracts	1,560	1,560	10,002	10,002

	1,560	1,560	66,718	66,718

Liabilities
Other current/non-current liability	161,271	161,603	158,661	159,689
Long-term debt	5,256,554	5,541,807	3,982,228	4,353,028
Derivative financial instruments –
Cross-currency interest rate exchange agreements	7,508	7,508	86,222	86,222

	5,425,333	5,710,918	4,227,111	4,598,939

Derivative financial instruments have maturity dates throughout fiscal 2012. The Company’s estimate of the net amount of existing gains or losses arising from the unrealized fair value of derivatives designated as cash flow hedges which are reported in accumulated other comprehensive income at August 31, 2011 and would be reclassified to net income in the next twelve months, excluding tax effects, is a gain of $1,560 for US currency forward purchase contracts based on contractual maturities.

As at August 31, 2011 and 2010, US currency forward purchase contracts qualified as hedging instruments and were designated as cash flow hedges. The cross-currency interest rate exchange agreements did not qualify as hedging instruments as the underlying hedged US denominated debt was repaid during 2010.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value measurements

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability that are not based on observable market data.

The following tables represent the Company’s derivative instruments measured at fair value on a recurring basis and the basis for that measurement:

	August 31, 2011
	Carrying value	Quoted prices in active markets for identical instrument (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$
Assets
US currency forward purchase contracts	1,560	–	1,560	–

Liabilities
Cross-currency interest rate exchange agreements	7,508	–	7,508	–

	August 31, 2010
	Carrying value	Quoted prices in active markets for identical instrument (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
	$	$	$	$
Assets
Cross-currency interest rate exchange agreement	56,716	–	56,716	–
US currency forward purchase contracts	10,002	–	10,002	–

	66,718	–	66,718	–

Liabilities
Cross-currency interest rate exchange agreements	86,222	–	86,222	–

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Cross-currency interest rate exchange agreements

During 2010, the Company redeemed all of its outstanding US $440,000 8.25% senior notes due April 11, 2010, US $225,000 7.25% senior notes due April 6, 2011 and US $300,000 7.20% senior notes due December 15, 2011. In conjunction with the redemption of the US $440,000 and US $225,000 senior notes, the Company paid $146,065 to unwind and settle a portion of the principal component of two of the associated cross-currency interest rate swaps and simultaneously entered into offsetting currency swap transactions for the remaining outstanding notional principal amounts (i.e. the end of swap notional exchanges) and paid $145,855 in respect of these offsetting swap transactions. These cross-currency agreements were settled in 2011. In addition, upon redemption of the US $300,000 senior notes, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162,150. At August 31, 2011, the carrying amount of the liability was $161,271 (2010- $158,661).

Upon redemption of the underlying hedged US denominated debt in 2010, the associated cross-currency interest rate exchange agreements no longer qualified as cash flow hedges and the remaining loss in accumulated other comprehensive loss of $50,121 was reclassified to the income statement.

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2011, the Company entered into forward contracts to purchase US $144,000 over a period of 11 months commencing in October 2010 at an average exchange rate of 1.0249 Cdn. In addition, the Company entered into forward contracts to purchase US $440,000 in respect of the closing of the Canwest acquisition on October 26, 2010 at an average rate of $1.0168. At August 31, 2011 the Company had forward contracts to purchase US $48,000 over a period of 12 months commencing in September 2011 at an average exchange rate of 0.9499 Cdn in respect of capital expenditures and equipment costs.

As part of the broadcasting business acquisition, the Company assumed US dollar denominated debt. To mitigate some of the foreign exchange risk with respect to interest payments and amounts due on redemption of the senior unsecured notes, the Company entered into forward contracts to purchase US $340,000 at an average exchange rate of 0.9931. During prior years, the Company had utilized cross-currency swaps, where appropriate, to hedge its exposures on US dollar denominated debenture indebtedness, all of which was redeemed during 2010.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are banking facilities and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 10.

Interest on the Company’s banking facilities is based on floating rates, while the senior notes are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2011, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Market risk

Net income and other comprehensive income for 2011 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed net income by $766 net of tax (2010 – $3,759) and other comprehensive income by $4,035 net of tax (2010 – $18,378). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed net income by $16 net of tax (2010 – $200) and other comprehensive income by $22 net of tax (2010 – $51). Interest on the Company’s banking facilities is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Credit risk

Accounts receivable in respect of Cable and Satellite divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. For the Media division, a significant portion of sales are made to advertising agencies which results in some concentration of credit risk. At August 31, 2011, approximately 58% of the $175,929 of

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

advertising receivables is due from the ten largest accounts. The largest amount due from an advertising agency is $20,393 which is approximately 12% of advertising receivables. As at August 31, 2011, the Company had accounts receivable of $442,817 (2010 – $196,415), net of the allowance for doubtful accounts of $28,797 (2010 – $18,969). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2011, $121,221 (2010 – $79,434) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates the credit risk of advertising receivables by performing initial and ongoing credit evaluations of advertising customers. Credit is extended and credit limits are determined based on credit assessment criteria and credit quality. In addition, the Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

Credit risks associated with cross-currency interest rate exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by financial institutions with Standard & Poor’s (or equivalent) ratings ranging from AA- to A-1.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long term debt.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The Company’s undiscounted contractual maturities as at August 31, 2011 are as follows:

	Accounts payable and accrued liabilities(1)	Other liabilities	Long-term debt repayable at maturity	Derivative instruments(2)	Interest payments
	$	$	$	$	$
Within one year	794,984	162,150	613	7,567	331,207
1 to 3 years	–	7,527	1,401,346	–	607,994
3 to 5 years	–	–	301,524	–	474,977
Over 5 years	–	–	3,616,974	–	2,693,800

	794,984	169,677	5,320,457	7,567	4,107,978

(1)	Includes accrued interest and dividends of $113,774.

(2)	The estimated net undiscounted cash outflow for derivative instruments is based on the US dollar foreign exchange rate as at August 31, 2011.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

22.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	2011	2010	2009
	$	$	$
Net income from continuing operations	562,052	533,776	536,475
Adjustments to reconcile net income to funds flow from operations
Amortization –
Deferred IRU revenue	(12,546)	(12,546)	(12,547)
Deferred equipment revenue	(106,628)	(120,639)	(132,974)
Deferred equipment costs	204,712	228,714	247,110
Deferred charges	1,025	1,025	1,025
Property, plant and equipment	604,214	526,432	449,808
Other intangibles	45,210	33,285	30,774
Financing costs – long-term debt	4,302	3,972	3,984
Program rights	101,106	–	–
Future income tax expense (recovery)	(4,820)	15,722	167,897
Equity loss (income) on investee	(14,200)	11,250	99
Debt retirement costs	–	81,585	8,255
Gain on redemption of debt	(32,752)	–	–
CRTC benefit obligation [note 2]	139,098	–	–
CRTC benefit obligation payments	(30,357)	–	–
Business acquisition, integration and restructuring expenses	37,196	–	–
Stock-based compensation	14,691	17,838	16,974
Defined benefit pension plans	29,610	27,875	26,052
Loss on derivative instruments	22,022	45,164	–
Realized loss on settlement of derivative instruments	(29,245)	(26,357)	–
Payments on cross-currency agreements [note 2]	(86,109)	–	–
Foreign exchange gain on unhedged long-term debt	(16,695)	–	–
Accretion of long-term liabilities	14,975	2,142	–
Gain on cancellation of bond forward	–	–	(10,757)
Other	(3,682)	7,561	(8,335)

Funds flow from continuing operations	1,443,179	1,376,799	1,323,840

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(ii)	Changes in non-cash working capital balances related to continuing operations include the following:

	2011	2010	2009
	$	$	$
Accounts receivable	54,181	(1,217)	(5,714)
Other current assets	(13,298)	(2,115)	(14,393)
Accounts payable and accrued liabilities	(53,842)	(76,608)	47,781
Income taxes payable	(196,683)	156,748	22,894
Unearned revenue	8,114	5,044	8,522

	(201,528)	81,852	59,090

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	2011	2010	2009
	$	$	$
Interest	331,994	237,377	231,594
Income taxes	399,927	4,243	404

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2011	2010	2009
	$	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 12]	39,363	–	–
Cable system acquisition [note 2]	–	120,000	–

23.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2011	August 31, 2010
Cash and cash equivalents	(443,427)	(216,735)
Long-term debt repayable at maturity	5,320,457	4,021,033
Share capital	2,633,459	2,250,498
Contributed surplus	65,498	53,330
Retained earnings	516,462	457,728

	8,092,449	6,565,854

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On November 25, 2010, Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 37,000,000 Class B Non-Voting Shares during the period December 1, 2010 to November 30, 2011.

The Company’s banking facilities are subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2011, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

24.	UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with Canadian GAAP. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP.

Upon adoption of IFRS effective September 1, 2011, the Company will no longer be required to reconcile its consolidated financial statements to US GAAP.

(a)	Reconciliation to US GAAP

	2011	2010	2009
	$	$	$
Net income from continuing operations using Canadian GAAP	562,052	533,776	536,475
Add (deduct) adjustments for:
Deferred charges and credits (2) (8)	(2,337)	14,539	4,576
Business acquisition costs (3)	17,263	(12,739)	–
Gain (loss) on derivative instruments (7)	(3,327)	10,002	–
Capitalized interest (10)	22,358	8,195	1,337
Income taxes (11)	(7,795)	(13,839)	(3,613)

Net income from continuing operations using US GAAP	588,214	539,934	538,775

Loss from discontinued operations using Canadian GAAP	(89,263)	(1,044)	–
Adjustment for capitalized interest	(3,903)	–	–

Loss from discontinued operations using US GAAP	(93,166)	(1,044)	–

Net income from continuing operations using US GAAP	588,214	539,934	538,775
Loss from discontinued operations using US GAAP	(93,166)	(1,044)	–

Net income using US GAAP	495,048	538,890	538,775

Net income using US GAAP attributable to:
Common shareholders	475,960	539,890	538,775
Non-controlling interests	19,088	–	–

	495,048	538,890	538,775

Other comprehensive income (loss) using Canadian GAAP	(7,509)	47,610	19,040
Fair value of derivatives (7)	8,627	(8,627)	–
Change in funded status of defined benefit pension and post-retirement plans (9)	(18,511)	(38,167)	11,315

	(17,393)	816	30,355

Comprehensive income using US GAAP	477,655	539,706	569,130

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

	2011	2010	2009
	$	$	$
Comprehensive income using US GAAP attributable to:
Common shareholders	458,567	539,706	569,130
Non-controlling interests	19,088	–	–

	477,655	539,706	569,130

Earnings per share from continuing operations using US GAAP
Basic	1.31	1.25	1.26
Diluted	1.30	1.24	1.25
Loss per share from discontinued operations using US GAAP
Basic	0.21	–	–
Diluted	0.21	–	–
Earnings per share using US GAAP
Basic	1.10	1.25	1.26
Diluted	1.09	1.24	1.25

Consolidated Balance Sheet items using US GAAP

	2011		2010
	Canadian	US	Canadian	US
	GAAP	GAAP	GAAP	GAAP
	$	$	$	$
Income taxes receivable(11)	–	24,243	–	–
Other current assets(11)	236,771	232,571	33,844	33,844
Investments(3)	13,314	13,314	743,273	731,510
Property, plant and equipment(10)	3,200,200	3,209,158	3,004,649	3,010,222
Other long-term assets(2)	257,768	215,788	232,843	171,093
Broadcast rights and licenses(1) (5) (6)	6,467,369	6,442,135	5,061,153	5,035,919
Spectrum licenses(10)	190,912	207,815	190,912	196,877
Goodwill(3) (7)	814,808	942,807	169,143	168,167
Other intangibles(10)	229,314	236,497	156,469	160,839
Accounts payable and accrued liabilities(11)	794,984	789,484	623,070	623,070
Income taxes payable	12,357	–	170,581	149,081
Current portion of long-term debt(2)	594	613	557	576
Long-term debt(2)	5,255,960	5,319,844	3,981,671	4,020,457
Other long-term liabilities(9)	351,122	516,192	291,500	431,807
Deferred credits(2) (8)	630,341	623,868	632,482	629,000
Future income taxes	1,699,325	1,669,007	1,451,859	1,415,442
Shareholders’ equity:
Share capital	2,633,459	2,633,459	2,250,498	2,250,498
Contributed surplus	65,498	65,498	53,330	53,330
Retained earnings	516,462	445,696	457,728	364,703
Accumulated other comprehensive income (loss)	1,467	(116,920)	8,976	(99,527)
Non-controlling interests(3)	240,962	369,662	–	–

Total shareholders’ equity	3,457,848	3,397,395	2,770,532	2,569,004

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The cumulative effect of these adjustments on consolidated shareholders’ equity is as follows:

	2011	2010
	$	$
Shareholders’ equity using Canadian GAAP	3,457,848	2,770,532
Amortization of intangible assets(1)	(130,208)	(130,208)
Deferred charges and credits(2) (8)	(8,968)	(6,173)
Business acquisitions(3)	133,224	(12,739)
Equity in loss of investee(4)	(35,710)	(35,710)
Gain on sale of subsidiary(5)	16,052	16,052
Gain on sale of cable systems(6)	50,063	50,063
Fair value of derivatives(7)	6,675	8,627
Capitalized interest(10)	24,559	11,748
Income taxes(11)	2,247	5,315
Accumulated other comprehensive loss	(118,387)	(108,503)

Shareholders’ equity using US GAAP	3,397,395	2,569,004

The adjustment to accumulated other comprehensive income (loss) is comprised of the following:

	2011	2010
	$	$
Fair value of derivatives(7)	–	(8,627)
Pension and post-retirement liabilities(9)	(118,387)	(99,876)

Accumulated other comprehensive loss	(118,387)	(108,503)

The estimated pension amount that will be amortized from accumulated other comprehensive loss into income in 2012 includes an actuarial loss of $12,868 and past service costs of $5,776.

Areas of material difference between Canadian and US GAAP and their impact on the consolidated financial statements are as follows:

(1)	Amortization of intangible assets

Until September 1, 2001, under Canadian GAAP amounts allocated to broadcast rights were amortized using an increasing charge method which commenced in 1992. Under US GAAP, these intangibles were amortized on a straight-line basis over 40 years. Effective September 1, 2001, broadcast rights are considered to have an indefinite life and are no longer amortized under Canadian and US GAAP.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(2)	Deferred charges and credits

The excess of equipment costs over equipment revenues are deferred and amortized under Canadian GAAP. Under US GAAP, these costs are expensed as incurred.

For US GAAP, transaction costs, financing costs and proceeds on bond forward contracts associated with the issuance of debt securities are recorded as deferred charges and deferred credits and amortized to income on a straight-line basis over the period to maturity of the related debt. Under Canadian GAAP, such amounts are recorded as part of the principal balance of debt and amortized to income using the effective interest rate method.

(3)	Business acquisitions

Effective September 1, 2009, under US GAAP, acquisition related costs are recognized separately from business combinations, generally as expenses. Effective September 1, 2010 the Company early adopted CICA Handbook section 1582 for Canadian GAAP which also requires acquisition related costs to be expensed. Until August 31, 2010, acquisition related costs were included as part of the purchase cost of the business acquisition for Canadian GAAP.

Under Canadian GAAP, non-controlling interests are recorded at either fair value or their proportionate share of the fair value of identifiable net assets acquired. The Company chose to record the non-controlling interests in certain of the subsidiary specialty channels assumed as part of the broadcasting business acquisition in 2011 at their proportionate share of the fair value of identifiable net assets acquired. Under US GAAP, non-controlling interests must be recorded at fair value which was determined using the enterprise fair value adjusted by 10% to give effect to a control premium.

(4)	Equity in loss of investee

The earnings of an investee determined under Canadian GAAP has been adjusted to reflect US GAAP.

Under Canadian GAAP, the investment in Star Choice was accounted for using the cost method until CRTC approval was received for the acquisition. When the Company received CRTC approval, the amount determined under the cost method became the basis for the purchase price allocation and equity accounting commenced. Under US GAAP, equity accounting for the investment was applied retroactively to the date the Company first acquired shares in Star Choice.

(5)	Gain on sale of subsidiary

In 1997, the Company acquired a 54% interest in Star Choice in exchange for the shares of HomeStar Services Inc., a wholly-owned subsidiary at that time. Under Canadian

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

GAAP, the acquisition of the investment in Star Choice was a non-monetary transaction that did not result in the culmination of the earnings process, as it was an exchange of control over similar productive assets. As a result, the carrying value of the Star Choice investment was recorded at the book value of assets provided as consideration on the transaction. Under US GAAP, the transaction would have been recorded at the fair value of the shares in HomeStar Services Inc. This would have resulted in a gain on disposition of the consideration the Company exchanged for its investment in Star Choice and an increase in the acquisition cost for Star Choice.

(6)	Gain on sale of cable systems

The gain on sale of cable systems determined under Canadian GAAP has been adjusted to reflect the lower net book value of broadcast rights under US GAAP as a result of item (1) adjustments.

Under Canadian GAAP, no gain was recorded in 1995 on an exchange of cable systems with Rogers Communications Inc. on the basis that this was an exchange of similar productive assets. Under US GAAP the gain net of applicable taxes is recorded and amortization adjusted as a result of the increase in broadcast rights upon the recognition of the gain.

(7)	Fair value of derivatives

Certain derivatives that qualify for cash flow hedge accounting under Canadian GAAP do not qualify for similar treatment for US GAAP.

(8)	Subscriber connection fee revenue

Subscriber connection fee revenue is deferred and amortized under Canadian GAAP. Under US GAAP, connection revenues are recognized immediately to the extent of related costs, with any excess deferred and amortized.

(9)	Employee benefit plans

Under US GAAP, the Company is required to recognize the funded status of defined benefit pension and other post-retirement plans on the Consolidated Balance Sheet and to recognize changes in the funded status in other comprehensive income (loss).

Under Canadian GAAP, the over or under funded status of such plans is not recognized on the Consolidated Balance Sheet.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

(10)	Interest costs

Under US GAAP, interest costs are capitalized as part of the historical cost of acquiring certain qualifying assets which require a period of time to prepare for their intended use. Interest capitalization is not required under Canadian GAAP.

(11)	Income taxes

Income taxes reflect various items including the tax effect of the differences identified above, the impact of future income tax rate reductions on those differences and an adjustment for the tax benefit related to capital losses that cannot be recognized for US GAAP.

(b)	Advertising costs

Advertising expenditures, including advertising production costs, are expensed when incurred for both Canadian and US GAAP and for 2011, amounted to $96,650 (2010 – $66,138; 2009 – $52,384).

(c)	Derivatives and hedging activity

The following table presents the gains and losses, excluding tax effects, on derivatives designated as cash flow hedges to manage currency risks for 2011.

	Loss recognized in other comprehensive income (effective portion)	Loss reclassified from other comprehensive income into income (effective portion)		Loss reclassified from other comprehensive income into income (ineffective portion)
	$	Location	$	Location	$
US currency forward purchase contracts	(4,245)	Equipment costs	(5,805)	Other gains	–

The following table presents the gains and losses, excluding tax effects, on derivatives designated as cash flow hedges to manage currency risks for 2010.

	Loss recognized in other comprehensive income (effective portion)	Loss reclassified from other comprehensive income into income (effective portion)		Loss reclassified from other comprehensive income into income (ineffective portion)
	$	Location	$	Location	$
Cross-currency interest rate exchange agreements	(58,657)	Other gains	(40,505)	Other gains	–
		Interest expense	(11,671)	Loss on derivative instruments	–
US currency forward purchase contracts	(4,476)	Equipment costs	(7,813)	Other gains	–

	(63,133)		(59,989)		–

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2011, 2010 and 2009

[all amounts in thousands of Canadian dollars except share and per share amounts]

The following table presents the gains and losses, excluding tax effects, on derivatives designated as cash flow hedges to manage currency risks for 2009.

	Gain recognized in other comprehensive income (effective portion)	Gain (loss) reclassified from other comprehensive income into income (effective portion)		Gain (loss) reclassified from other comprehensive income into income (ineffective portion)
	$	Location	$	Location	$
Cross-currency interest rate exchange agreements	24,799	Other gains	31,845	Other gains	–
		Interest expense	(26,313)	Loss on derivative instruments	–
US currency forward purchase contracts	15,278	Equipment costs	11,795	Other gains	–

	40,077		17,327		–

The following table presents gains and losses, excluding tax effects, arising from derivatives that were not designated as hedges.

	Gain (loss) recognized in income
	Location	2011 $	2010 $
Cross-currency interest rate exchange agreements	Gain/loss on derivative instruments	(8,317)	4,958
US currency forward purchase contracts	Gain/loss on derivative instruments	(6,391)	10,002

25.	COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

Shaw Communications Inc.

FIVE YEAR IN REVIEW

August 31, 2011

	2011	2010(3)	2009(3)	2008(3)	2007(3)
($000’s except per share amounts)
Revenue
Cable	3,095,456	2,931,976	2,635,832	2,379,361	2,086,066
DTH	745,350	721,952	684,831	650,653	611,713
Satellite	82,181	82,600	90,205	92,712	90,117
Media	890,913	–	–	–	–

	4,813,900	3,736,528	3,410,868	3,122,726	2,787,896
Intersegment	(72,997)	(18,948)	(19,955)	(17,867)	(13,451)

	4,740,903	3,717,580	3,390,913	3,104,859	2,774,445

Operating income before amortization(1)
Cable	1,491,700	1,453,429	1,267,937	1,152,522	997,088
DTH	245,176	264,914	223,341	206,486	196,324
Satellite	42,391	41,804	49,331	51,921	51,027
Media	251,561	–	–	–	–

	2,030,828	1,760,147	1,540,609	1,410,929	1,244,439

Net income from continuing operations(4)	562,052	533,776	536,475	673,201	391,837

Earnings per share from continuing operations
Basic	1.24	1.23	1.25	1.56	0.91
Diluted	1.24	1.23	1.25	1.55	0.90

Funds flow from continuing operations(2)	1,443,179	1,376,799	1,323,840	1,222,895	1,028,363

Balance sheet
Total assets	12,525,877	10,153,965	8,934,686	8,352,759	8,156,004
Long-term debt (including current portion)	5,256,554	3,982,228	3,150,488	2,707,043	3,068,554

Cash dividends declared per share
Class A	0.897	0.858	0.818	0.702	0.462
Class B	0.900	0.860	0.820	0.705	0.465

(1)	See key performance drivers on page 20.

(2)	Funds flow from continuing operations is presented before changes in non-cash working capital as presented in the Consolidated Statements of Cash Flows.

(3)	Restated to reflect on a gross basis intersegment transactions.

(4)	Net income from continuing operations attributable to common shareholders is the same as net income from continuing operations except in 2011 where it is $542,964.

Shaw Communications Inc.

SHAREHOLDERS’ INFORMATION

August 31, 2011

Share Capital and Listings

The Company is authorized to issue a limited number of Class A participating and an unlimited number of Class B Non-Voting participating shares. The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of such shares (i) currently issued and outstanding; and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares. At August 31, 2011, the Company had 22,520,064 Class A Shares and 415,216,348 Class B Non-Voting Shares outstanding. The Class A Shares are listed on the TSX Venture Stock Exchange under the symbol SJR.A. The Class B Non-Voting Shares are listed on the Toronto Stock Exchange under SJR.B and on the New York Stock Exchange under the symbol SJR. The Series A Preferred Shares are listed on the Toronto Stock Exchange under the symbol SJR.PR.A.

Trading Range of Class B Non-Voting Shares on the Toronto Stock Exchange

Quarter	High Close	Low Close	Total Volume
September 1, 2010 to August 31, 2011
First	23.45	20.40	66,781,996
Second	21.86	20.19	58,568,741
Third	20.83	19.16	52,365,837
Fourth	22.40	19.97	59,228,180

Closing price, August 31, 2011	22.40		236,944,754

Share Splits

There have been four splits of the Company’s shares; July 30, 2007 (2 for 1), February 7, 2000 (2 for 1), May 18, 1994 (2 for 1), and September 23, 1987 (3 for 1). In addition, as a result of the Arrangement referred to in the Management Information Circular dated July 22, 1999, a Shareholder’s Adjusted Cost Base (ACB) was reduced for tax purposes. For details on the calculation of the revised ACB, please refer to the Company’s September 1, 1999 and September 13, 1999 press releases on Shaw’s Investor Relations website at www.shaw.ca.